SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM _______________ TO _____________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Subsidiaries Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA


                        THE PROCTER & GAMBLE SUBSIDIARIES
                                  SAVINGS PLAN

                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                         DECEMBER 31, 1996 AND 1995 AND
                          INDEPENDENT AUDITORS' REPORT






















THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

TABLE OF CONTENTS
-----------------------------------------------------------------------------

                                                                      Page

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for
   Benefits as of December 31, 1996 and 1995                            2

  Statements of Changes in Net Assets Available
   for Benefits for the Years Ended December 31,
   1996 and 1995                                                        3

  Notes to Financial Statements for the Years
   Ended December 31, 1996 and 1995                                     4

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

  Reportable Transactions for the Year Ended December 31, 1996

  Assets Held for Investment Purposes

  Assets Acquired and Disposed of Within the Plan Year

  Party-in-Interest Transactions

  Obligations in Default

  Leases in Default
























DELOITTE &
  TOUCHE LLP
------------     ------------------------------------------------------
                 250 East Fifth Street          Telephone: (513) 784-7100
                 P.O. Box 5340
                 Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings Plan, formerly the Hawaiian Punch Savings Plan, as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


/S/DELOITTE & TOUCHE LLP
--------------------------
Deloitte & Touche LLP
May 13, 1997


-----------------
Deloitte Touche
Tohmatsu
International
-----------------














THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1996 and 1995
-----------------------------------------------------------------------------
                                              1996           1995
INVESTMENTS, At fair value:
 Investment in The Procter &
 Gamble Master Savings Trust               $10,034,202    $6,901,676

LIABILITIES - Other                                -          19,036
                                           -----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS          $10,034,202    $6,882,640
                                           ===========    ==========

See notes to financial statements.




THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
-----------------------------------------------------------------------------
                                              1996          1995
ADDITIONS:
 Investment income - Equity in
  net earnings of The Procter &
  Gamble Master Savings Trust              $ 1,367,523     $1,283,865
                                           -----------     ----------
 Contributions:
  Employer contributions                         2,301        152,672
  Employee contributions                         5,417        376,241
                                           -----------     ----------
       Total contributions                       7,718        528,913
                                           -----------     ----------
 Transfer from merged plans                  2,837,729
 Transfer from unaffiliated plan                 7,043
 Other                                          16,785
                                           -----------     ----------
       Total additions                       4,236,798      1,812,778
                                           -----------     ----------

DEDUCTIONS:
 Distributions to participants               1,085,236        567,194
 Other                                                         15,763
                                           -----------     ----------
     Total deductions                        1,085,236        582,957
                                           -----------     ----------

NET INCREASE                                 3,151,562      1,229,821

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                          6,882,640      5,652,819
                                           -----------     ----------
  End of year                              $10,034,202     $6,882,640
                                           ===========     ==========

See notes to financial statements.




THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

1.       DESCRIPTION OF THE PLAN

         The following brief description of The Procter & Gamble Subsidiaries Savings Plan, formerly the Hawaiian Punch Savings Plan, (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

         GENERAL - The Plan was established effective March 2, 1990 upon the acquisition of the Hawaiian Punch Division of DelMonte by The Procter & Gamble Company (Company). Effective March 14, 1996, the Sundor Brands Savings Plan, Max Factor Savings Plan and Speas Savings Plan were merged into the Hawaiian Punch Savings Plan (Hawaiian Punch) and the Company changed the Plan name to The Procter & Gamble Subsidiaries Savings Plan. This merger is recorded as a transfer from merged plans of approximately $2,800,000 in the Plan's financial statements in 1996. The Plan is a voluntary defined contribution plan covering all eligible employees of Sundor Group, Inc., including the Sundor Brands and Hawaiian Punch divisions, Max Factor & Company and Speas Company, all subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         CONTRIBUTIONS AND VESTING - The Speas Company and its employees made contributions to the Plan until April 1996. After such time, all contributions to the Plan were suspended and all participants became fully vested.

         DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock, in installment payments over a period not to exceed 120 months or an annuity. Retired or terminated employees shall commence benefit payments upon attainment of age 70-1/2.

         WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59-1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate th Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

         ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Parent, except for duties specifically vested in the trustee, who is also appointed by the Board of Directors of the Parent.

         PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of Plan earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. The Collective Income Fund was discontinued as an investment option during 1996 and all proceeds were transferred to other investment options offered by the Plan. Participants may allocate their account in one or all of the following investment options offered by the Plan (Note 4):

         RESERVE FUND - A fund investing in short to medium length maturity, interest-bearing instruments.

         COMPANY STOCK FUND - A fund investing in shares of The Procter & Gamble Company common stock.

         MANAGED BOND FUND - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international, and mortgage backed bonds.

         MANAGEMENT LARGE COMPANY FUND - A fund investing in equity securities of approximately 300 domestic, large company stocks.

         DIVERSIFIED FUND - A fund investing in a balanced portfolio consisting of both equity and fixed securities.

         COLLECTIVE INCOME FUND - A fund investing in guaranteed investment contracts with varying maturities, sizes, and yields.

         INTERNATIONAL EQUITY FUND - A fund investing in a diversified portfolio of equity securities of foreign corporations.

         SMALL COMPANY STOCK FUND - A fund investing in a portfolio of equity securities issued by small companies.





The activity and balances in the funds are summarized as follows the years ended December 31, 1996 and 1995.
                                           MANAGEMENT              INTER-
                  COLLECTIVE    COMPANY     LARGE        SMALL     NATIONAL                            MANAGED
                    INCOME       STOCK     COMPANY      COMPANY     EQUITY   RESERVE      DIVERSIFIED   BOND
                     FUND        FUND        FUND        FUND        FUND      FUND          FUND       FUND          TOTAL
Net assets
 available for
 benefits,
 December 31,
 1994                                      $2,420,020                        $2,344,707   $  652,834   $ 235,258   $ 5,652,819
Equity in net
 earnings of
 The Procter &
 Gamble Master
 Savings Trust                                909,678                           154,664      172,150      47,373     1,283,865
Contributions                                 231,468                           180,814       91,544      25,087       528,913
Distributions
 to participants                             (331,448)                         (214,072)     (17,515)     (4,159)     (567,194)
Other                                         (10,393)                             (211)      (3,450)     (1,709)      (15,763)
Interfund
 transfers                                    350,393                          (376,024)      (2,343)     27,974
                  -----------   --------   ----------   --------   -------   ----------   ----------   ----------  -----------

Net assets
 available for
 benefits
 December 31,
 1995                                       3,569,718                         2,089,878      893,220     329,824     6,882,640

Equity in net
 earnings of
 The Procter &
 Gamble Master
 Savings Trust    $    39,788   $ 23,156    1,009,955   $  7,090   $   918      121,586      147,595      17,435     1,367,523
Contributions             111                   3,373                             2,571        1,361         302         7,718
Transfer from
 merged plans       1,071,481                 987,391                           454,701      274,757      49,399     2,837,729
Transfer from
 unaffiliated
 plan                                           1,829                             4,580          423         211         7,043
Other                     130                  11,480                               316        2,681       2,178        16,785
Distributions
 to participants      (89,432)               (663,160)                         (232,810)     (90,398)     (9,436)   (1,085,236)
Interfund
 transfers         (1,022,078)   931,230       51,708    100,550    40,775      236,183     (121,952)   (216,416)
                  -----------   --------   ----------   --------   -------   ----------   ----------   ---------   -----------
Net assets
 available for
 benefits,
 December 31,
 1996             $             $954,386   $4,972,294   $107,640   $41,693   $2,677,005   $1,107,687   $ 173,497   $10,034,202
                  ===========   ========   ==========   ========   =======   ==========   ==========   =========   ===========




2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in The Procter & Gamble Master Savings Trust (Master Trust) and each participant's account by PNC Bank, Ohio, N.A. (PNC Bank), the trustee of the plan.

         EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by the Company.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated February 16, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC as of December 31, 1996 and 1995.

4.       INTEREST IN MASTER TRUST

         Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank.

         Use of a master trust permits the commingling of investments that fund various Company-sponsored benefit plans for investment and administrative purposes. Support records are maintained for the purpose of allocating changes in beneficial interest to the various participating plans. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each plan's or participant's proportionate interest in the Master Trust. The following represents the 1996 and 1995 audited financial information regarding the net assets and investment income of the Master Trust:




Assets of the Master Trust at December 31, 1996 are summarized as follows:
                                            MANAGEMENT
                  COLLECTIVE                  LARGE       SMALL      INTER-                                MANAGED
                   INCOME        COMPANY     COMPANY     COMPANY     NATIONAL    RESERVE      DIVERSIFIED   BOND
                   FUND        STOCK FUND      FUND       FUND        FUND        FUND           FUND       FUND          TOTAL
Investments, at
 fair value       $  -         $44,722,820  $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354  $168,108,287
Accrued interest
 and dividends       -               6,336          263          51          35          382          152          23        7,242
                  -----------  -----------  -----------  ----------  ----------  -----------  -----------  ----------  ------------
Total             $  -         $44,729,156  $48,644,705  $2,637,535  $1,863,805  $32,150,049  $32,299,902  $5,790,377  $168,115,529
                  ===========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============

Plan's
 investment in
 Master Trust     $  -         $   884,265  $ 5,065,615  $  103,565  $   39,788  $ 2,651,215  $ 1,108,032  $  181,722  $ 10,034,202
                  ===========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============

Plan's
percentage
 ownership
 interest in
 Master Trust        -       %           2%          10%          4%          2%           8%           3%          3%            6%
                  ===========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============




Investments held by the Master Trust at December 31, 1996 are summarized as follows:
                                           MANAGEMENT
                  COLLECTIVE                 LARGE       SMALL      INTER-                                MANAGED
                   INCOME      COMPANY      COMPANY     COMPANY     NATIONAL    RESERVE      DIVERSIFIED   BOND
FAIR VALUE          FUND      STOCK FUND     FUND        FUND        FUND        FUND           FUND       FUND          TOTAL
The Procter
 & Gamble
 Company
 common stock     $           $43,559,282                                                                             $ 43,559,282
Mutual funds                               $48,644,294  $2,637,437  $1,863,743  $32,085,388  $32,299,639  $5,790,250   123,320,751
Short-term
 investments                    1,163,538          148          47          27       64,279          111         104     1,228,254
                  ----------  -----------  -----------  ----------  ----------  -----------  -----------  ----------  ------------

Total
 investments
 at fair value    $  -        $44,722,820  $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354  $168,108,287
                  ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============




Investment income from the Master Trust for the year ended December 31, 1996 is summarized as follows:
                                           MANAGEMENT
                  COLLECTIVE                  LARGE     SMALL    INTER-                            MANAGED
                   INCOME      COMPANY       COMPANY   COMPANY   NATIONAL RESERVE     DIVERSIFIED   BOND
                   FUND       STOCK FUND      FUND      FUND      FUND     FUND          FUND       FUND          TOTAL
Net appreciation
 in fair
 value of
 investments      $50,196     $ 9,402,213  $9,601,531  $170,571  $36,190  $1,717,880  $4,251,429   $316,106  $25,546,116
Dividends                         695,063                                                                        695,063
Interest                          179,397                                      9,911                             189,308
                  -------     -----------  ----------  --------  -------  ----------  ----------   --------  -----------

Total             $50,196     $10,276,673  $9,601,531  $170,571  $36,190  $1,727,791  $4,251,429   $316,106  $26,430,487
                  =======     ===========  ==========  ========  =======  ==========  ==========   ========  ===========

Plan's equity
 in net earnings
 of Master Trust  $39,788     $    23,156  $1,009,955  $  7,090  $   918  $  121,586  $  147,595   $ 17,435  $ 1,367,523
                  =======     ===========  ==========  ========  =======  ==========  ==========   ========  ===========




Assets of the Master Trust at December 31, 1995 are summarized as follows:
                                                  MANAGEMENT
                   COLLECTIVE                        LARGE                                       MANAGED
                     INCOME        COMPANY          COMPANY       RESERVE        DIVERSIFIED      BOND
                     FUND         STOCK FUND         FUND          FUND              FUND         FUND           TOTAL
Investments, at
 fair value        $1,323,639     $37,568,733     $36,541,114     $35,298,684    $31,385,977     $7,472,474    $149,590,621
Accrued interest
 and dividends              7           4,256             124             317            106              3           4,813
                   ----------     -----------     -----------     -----------    -----------     ----------    ------------

Total              $1,323,646     $37,572,989     $36,541,238     $35,299,001    $31,386,083     $7,472,477    $149,595,434
                   ==========     ===========     ===========     ===========    ===========     ==========    ============

Plan's investment
 in Master Trust          -              -        $ 3,394,950     $ 2,385,047    $   815,159     $  306,520    $  6,901,676
                   ===========    ===========     ===========     ===========    ===========     ==========    ============

Plan's
 percentage
 ownership
 interest in
 Master Trust             -              -                  9%              7%             3%             4%              5%
                   ===========    ===========     ===========     ===========    ===========     ==========    ============




Investments held by the Master Trust at December 31, 1995 are summarized as follows:
                                                    MANAGEMENT
                     COLLECTIVE                       LARGE                                        MANAGED
                       INCOME        COMPANY         COMPANY        RESERVE        DIVERSIFIED      BOND
FAIR VALUE             FUND        STOCK FUND         FUND           FUND              FUND         FUND           TOTAL
The Procter &
 Gamble Company
 common stock                      $36,625,140                                                                  $ 36,625,140
Registered
 investment
 companies           $1,323,613                                                                                    1,323,613
Mutual funds                                        $36,540,976     $35,233,082    $31,385,838     $7,472,367    110,632,263
Short-term
 investments                 26        943,593              138          65,602            139            107      1,009,605
                     ----------    -----------      -----------     -----------    -----------     ----------   ------------

Total investments
 at fair value       $1,323,639    $37,568,733      $36,541,114     $35,298,684    $31,385,977     $7,472,474   $149,590,621
                     ==========    ===========      ===========     ===========    ===========     ==========   ============




Investment income from the Master Trust for the year ended December 31, 1995 is summarized as follows:
                                                    MANAGEMENT
                     COLLECTIVE                        LARGE                                       MANAGED
                      INCOME          COMPANY         COMPANY       RESERVE        DIVERSIFIED      BOND
                      FUND           STOCK FUND        FUND          FUND              FUND         FUND           TOTAL
Net appreciation
 in fair value
 of investment       $600,245        $16,178,665    $ 8,040,240     $ 1,663,854    $ 6,229,037     $1,051,580   $ 33,763,621
Dividends                                772,124                                                                     772,124
Interest                                 130,871                          9,098                                      139,969
                     --------        -----------    -----------     -----------    -----------     ----------   ------------

Total                $600,245        $17,081,660    $ 8,040,240     $ 1,672,952    $ 6,229,037     $1,051,580   $ 34,675,714
                     ========        ===========    ===========     ===========    ===========     ==========   ============

Plan's equity in
 net earnings of
 Master Trust        $               $       -      $   909,678     $   154,664    $   172,150     $   47,373   $  1,283,865
                     ========        ===========    ===========     ===========    ===========     ==========   ============




5.       DISTRIBUTIONS PAYABLE

         Distributions payable to participants as of December 31, 1996 and 1995 are approximately $30,000 and $20,000, respectively.

                                   * * * * * *




PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   Procter & Gamble Subsidiaries
                                   Savings Plan



                                   /s/JOSEPH R. LAWHEAD
Date:  June 27, 1997               ---------------------------------------
                                   Joseph R. Lawhead
                                   Member, Benefits Committee




                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche